VEON’s Beeline Kazakhstan to Acquire Online Classifieds Business OLX Kazakhstan Astana, Amsterdam and Dubai, October 21, 2025 – VEON Ltd. (Nasdaq: VEON) (“VEON”), a global digital operator, and OLX Group announce today that Beeline Kazakhstan, VEON’s Kazakh operating company, has agreed to acquire 100% of the Kazakh online classifieds business OLX Kazakhstan (“OLX KZ”), from OLX Group for a total consideration of USD 75 million. Founded as a marketplace connecting millions of buyers and sellers across goods and services, jobs, autos and real estate, OLX KZ is one of the most widely used digital platforms in Kazakhstan. As of June 30, 2025, OLX KZ had approximately 10 million monthly active users and 3.6 million listings, and was visited monthly by more than 52% of the country’s active internet users1. “Beeline Kazakhstan is a leader in digital innovation for consumers and enterprises, and the acquisition of OLX KZ represents a significant opportunity to further enhance the digital operator’s offering to customers,” said Kaan Terzioglu, VEON Group CEO. “I am happy to welcome the OLX KZ team, who have successfully developed a consistently profitable, market-leading business in Kazakhstan, to the VEON family and look forward to the opportunities that this new digital vertical will create for the Group’s digital operator strategy.” “I am excited about the potential synergies we see from integrating Kazakhstan’s leading online classifieds business into Beeline Kazakhstan’s digital services ecosystem. OLX KZ will make it possible for us to offer customers a more comprehensive and better- integrated set of digital services, while also reaching more users with one of the market- leading businesses,” said Evgeniy Nastradin, CEO of Beeline Kazakhstan. “We’re proud of what our team in Kazakhstan has built with OLX KZ - a trusted, scaled marketplace serving millions of Kazakhs every day,” commented Christian Gisy, CEO of OLX Group. “This transaction aligns with our strategy to focus on core categories and key markets, while placing OLX KZ with an owner that brings deep local reach and a 1 Based on OLX KZ management data powerful digital ecosystem. We thank the team for their outstanding work and are confident Beeline Kazakhstan will drive the business’s next phase of growth.” Beeline Kazakhstan’s acquisition of OLX KZ is subject to regulatory approvals and customary closing conditions. OLX Group will provide certain IT related support services to OLX KZ over a transitional period. About Beeline Kazakhstan Beeline Kazakhstan serves 11 million customers with mobile connectivity and two million with fixed internet services. Since 2018, the company has been executing its digital operator strategy. Over the past five years, leveraging its expertise in digital solution development, Beeline has created an ecosystem of 60 internal and external products. Beeline Kazakhstan is majority-owned by VEON. About VEON VEON is a digital operator that provides connectivity and digital services to nearly 160 million customers. Operating across five countries that are home to more than 6% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. VEON is listed on Nasdaq. For more information, visit: www.veon.com. About OLX Group OLX builds online marketplaces that facilitate trade and enable millions of people worldwide every month to access a broad range of products and services. OLX Group is the classifieds business of Prosus, a global technology company and the power behind the leading lifestyle ecommerce brands in Latin America, Europe and India. Forward-Looking Statements This press release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “opportunity,” “plan,” “project,” “should,” “strategy,” “will,” “will be,” “will continue,” “will likely result,” “would” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are not historical facts, and include statements relating to, among other things, VEON’s and its subsidiaries’ commercial strategies and M&A plans. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements including, without limitation, statements relating to the proposed acquisition and among other things, the expected timing of closing the proposed acquisition, as well as the expected impact of the proposed acquisition on VEON and OLX KZ’s business operations. These statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause VEON’s and/or OLX KZ’s, actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements in this press release, including, but not limited to; the occurrence of any event, change or other circumstances that could give rise to the termination of the agreement(s) pursuant to which the proposed acquisition is to be undertaken; the outcome of any legal proceedings that may be instituted against VEON and/or OLX KZ, any of their respective subsidiaries or others following or in connection with the proposed acquisition; changes to the proposed structure of the proposed acquisition that may be required or appropriate as a result of applicable laws or regulations; the risk that the proposed acquisition disrupts current plans and operations of VEON and/or OLX KZ as a result of the announcement and closing of the proposed acquisition; the inability to recognize the anticipated benefits of the proposed acquisition due to competition in digital mobility services, lower than expected growth in the sector or the inability of OLX KZ to retain its management and key employees; costs related to the acquisition; and changes in applicable laws or regulations or required regulatory approvals. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. In addition, VEON’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, discusses other important factors that could impact its business, financial condition, and results of operations. VEON does not undertake to publicly update any forward-looking statements, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events.

Contact Information VEON Hande Asik Group Director of Communications pr@veon.com OLX Group Ana Garcia Chief Communications & ESG Officer media@olx.com